NEWS RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS SEPTEMBER 2009 CASH DISTRIBUTION

AND ANNOUNCES ADOPTION OF PREMIUM DISTRIBUTIONTM AND

DISTRIBUTION REINVESTMENT PLAN

Calgary, Alberta -- September 21, 2009 (TSX – PMT.UN) – Paramount Energy Trust ("PET" or the "Trust") is pleased to confirm that its distribution to be paid on October 15, 2009 in respect of income received by PET for the month of September 2009, for Unitholders of record on September 30, will be $0.05 per Trust Unit. The ex-distribution date is September 28, 2009. The September distribution brings cumulative distributions paid since the inception of the Trust to $13.614 per Trust Unit.

Premium DistributionTM and Distribution Reinvestment Plan

PET also announces that it has adopted a Premium DistributionTM and Distribution Reinvestment Plan (the "Plan") in connection with the September 2009 cash distribution.  This Plan supersedes, amends and restates in its entirety the Distribution Reinvestment and Optional Trust Unit Purchase Plan of PET dated December 17, 2003 (the "Original Plan").  The primary differences between the Plan and the Original Plan are the addition of the Premium DistributionTM component under the Plan and the discontinuation of the optional Trust Unit purchase component which was available under the Original Plan.

The Plan allows eligible Unitholders to elect, under the distribution reinvestment component of the Plan, to have their monthly cash distributions reinvested in additional Trust Units on the applicable distribution payment date.  Participants in the distribution reinvestment component of the Plan will have the ability, as was the case with the Original Plan, to purchase Trust Units with distribution proceeds at a price per Trust Unit equal to 94% of the Average Market Price (as defined in the Plan).  The Plan also allows eligible Unitholders to otherwise elect, under the Premium DistributionTM component of the Plan, to have these additional Trust Units delivered to the designated Plan Broker in exchange for a premium cash payment equal to 102% of the cash distribution such Unitholders would otherwise have received on the applicable distribution payment date.  In the event that eligible Unitholders elect to participate in the Premium DistributionTM component of the Plan, the additional Trust Units delivered to the designated Plan Broker will be issued from treasury at a 5% discount to the Average Market Price.  Canaccord Capital Corporation will act as the Plan Broker for the Premium DistributionTM component of the Plan.

Registered Unitholders who were participants in the distribution reinvestment component of the Original Plan will be deemed to be participants in the distribution reinvestment component of the Plan without any further action on their part, unless Computershare Trust Company of Canada, as Plan Agent, receives valid instructions otherwise.  Other registered Unitholders who wish to enroll in the distribution reinvestment component or the Premium DistributionTM component of the Plan for the September 2009 distribution must deliver a completed enrollment form to the Plan Agent before 5:00 p.m. (Toronto time) on Wednesday, September 23, 2009.  Enrollment forms received after that time will only be effective for subsequent distributions.

Beneficial Unitholders who were participants in the distribution reinvestment component of the Original Plan and who wish to continue to participate in the distribution reinvestment component of the Plan and beneficial Unitholders who wish to enroll in the distribution reinvestment component or the Premium DistributionTM component of the Plan for the September 2009 distribution should contact the broker or other nominee through which their Trust Units are held to provide appropriate instructions and to ensure any deadlines or other requirements that such broker or nominee may impose or be subject to are met.  These instructions will be collected and aggregated within the brokerage system and ultimately communicated to the Plan Agent.

Unitholders who are resident in any other jurisdiction outside of Canada (other than the United States) may participate in the distribution reinvestment component of the Plan, but only if their participation is permitted by the laws of the jurisdiction in which they reside and provided that PET is satisfied, in its sole discretion, that such laws do not subject the Plan or PET to additional legal or regulatory requirements.  Unless otherwise announced by PET, Unitholders not resident in Canada cannot participate in the Premium Distribution™ component of the Plan.  A Unitholder that is a "U.S. person" (as defined in the Plan) may participate in the distribution reinvestment component of the Plan, but cannot participate in the Premium Distribution™ component of the Plan.  The amount of any distributions to be reinvested under the Plan on behalf of Unitholders who are not residents of Canada will be reduced by the amount of any applicable non-resident withholding tax.

PET reserves the right to limit the amount of new equity available under the Plan on any particular distribution payment date.  No assurances can be made that new Trust Units will be made available under the Plan on a monthly basis, or at all.  Accordingly, participation may be prorated in certain circumstances.  In the event of proration, a participating Unitholder will receive from PET the regular, declared cash distribution on any Trust Units enrolled in the Plan for which the distribution is payable but cannot be reinvested under the Plan in accordance with such Unitholder's election.

No commissions, service charges or brokerage fees are payable in connection with the purchase of Trust Units from PET under either component of the Plan.  All administrative costs of the Plan will be paid by PET.  Unitholders who wish to participate in the Plan indirectly through the brokers, investment dealers, financial institutions or other similar nominees through which their Trust Units are held should consult such nominees to confirm whether commissions, service charges or other fees are payable.

Participation in the Plan does not relieve Unitholders of any liability for taxes that may be payable in respect of distributions that are reinvested in new Trust Units under the Plan.  Unitholders should consult their tax advisors concerning the tax implications of their participation in the Plan having regard to their particular circumstances.

A complete copy of the Plan, together with a related series of questions and answers and an enrollment form for registered Unitholders, are available on PET's website at www.paramountenergy.comor by contacting PET’s Investor Relations department directly at the numbers indicated below, or on the Plan Agent's website at www.computershare.com.  A copy of the enrollment form is also available from the Plan Agent by calling 1-800-564-6253.  Unitholders should carefully read the complete text of the Plan before making any decisions regarding their participation in the Plan.

PET is a natural gas-focused Canadian energy trust. PET's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN" and "PMT.DB", "PMT.DB.A",

"PMT.DB.B" and "PMT.DB.C", respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Trust

Susan L. Riddell Rose

President and Chief Executive Officer

403 269-4400

Paramount Energy Trust

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

403 269-4400

Paramount Energy Trust

Sue M. Showers

Investor Relations and Communications Advisor

403 269-4400

403 269-4444 (FAX)

Paramount Energy Operating Corp.

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW Calgary, Alberta T2P 3H5

Email: info@paramountenergy.com

Website: www.paramountenergy.com